BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                             Publicly Listed Company


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                               OF NOVEMBER 3, 2003
                               -------------------

          On November 3, 2003 at 3 p.m., the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at the company's head office, with the legal quorum present, under the chairmanship of Dr. Olavo Egydio Setubal, for the purpose of ratifying the acquisition of Banco AGF S.A., AGF Vida e Previdencia S.A. and the life insurance portfolio of AGF Brasil Seguros S.A.

          The Councilor and President, Dr. Roberto Egydio Setubal described the objectives of this acquisition, confirming the Bank's determination to expand its business and to play an effective role in the consolidation of a strong and competitive financial, capitalization and insurance system, thus demonstrating Itau's confidence in the future of Brazil.

          Dr. Roberto Setubal further emphasized that the acquisition of the life insurance, private pension plan and fund management operations will broaden Banco Itau Holding Financeira S.A's business in activities and segments which are strategically important for its growth and increased profitability, reaffirming the focus on consistent and continuous creation of shareholder value.

          Having examined the aspects involved, the Councilors unanimously ratified this acquisition, authorizing the Executive Board to take all the necessary measures to obtain the respective approvals from the appropriate regulatory authorities.

          The agenda having been completed, the Chairman determined the transcription of these minutes. These, having been read and approved, were signed by all, the meeting then being declared closed. Sao Paulo-SP, November 3, 2003. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.






                                         ALFREDO EGYDIO SETUBAL
                                      Investor Relations Director